Exhibit 77 O

During the period from January 1, 2012 through March 31, 2012, the Ohio Tax Free Money Market Fund effected one transaction through Fifth Third Securities and the Tax Free Money Market Fund effected one transaction through Fifth Third Securities. During the period from April 1, 2012 through June 30, 2012, there were no effected transactions for the Trust. Fifth Third Securities may be deemed to be affiliate of the Funds, because its affiliate Fifth Third Bank owns more than 5% of the outstanding shares of the Ohio Tax Free Money Market Fund.

Summary of Transactions

Purchasing Fund          Issue           Amount      Settlement

Ohio Tax Free Piqua City School District   $3,100,000 1/23/12
MMF

Tax Free MMF Piqua City School District   $650,000   1/23/12